EXECUTION COPY
Dated 17 March 2009
Alfa Finance Holdings S.A.
- and -
Nadash International Holdings Inc.
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Henri Services Limited
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Alfa Telecom Turkey Limited
Shareholders agreement relating to Alfa Telecom Turkey Limited
MOSAR/W2144.00159
Lovells CIS 5TH floor, Usadba Centre 22 Voznesensky Pereulok Moscow 125009, Russia

EXECUTION COPY

This agreement is made on 17 March 2009
Between:
(1)	Alfa Finance Holdings S.A., a company registered in Luxembourg under number B70119 whose registered office is at 3 Boulevard du Prince Henri, L-1724, Luxembourg (“Alfa”);

(2)	Nadash International Holdings Inc., a company registered in the British Virgin Islands under number 1021322 whose registered office is at Tropic Isle Building, PO Box 3443, Road Town, Tortola, British Virgin Islands (“Nadash”);

(3)	Henri Services Limited, a company registered in the British Virgin Islands under number 631612 whose registered office is at Trident Chambers Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (“HSL”); and

(4)	Alfa Telecom Turkey Limited, a company incorporated in the British Virgin Islands under number 1000502 whose registered office is at Geneva Place, PO Box 3469, Road Town, Tortola, British Virgin Islands VG1110 (the “Company”).
Whereas:
(A)	The Company is a BVI Business Company incorporated under the BVI Companies Act.

(B)	The Company has in issue, at the date of this Agreement, 5,000 ordinary shares (the “Shares”) credited as fully paid and which are legally and beneficially owned by the Shareholders as set out in schedule 1.

(C)	The Shareholders have agreed to procure (to the extent permitted under applicable law) that the business of the Company is conducted in accordance with the provisions of this Agreement.
It is agreed:
1.	Interpretation

1.1	In this Agreement:

“Affiliate” means with respect to any Person (as defined below), any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean, with respect to any Person, the possession directly or indirectly, of power to direct or cause the direction of management or polices (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person;

“Articles” means the Memorandum and Articles of Association of the Company as amended from time to time;

“Board” means the board of directors of the Company;

“Business Day” means a day (except a Saturday or a Sunday) on which banks are generally open for business in London, England, Geneva, Switzerland, Luxembourg or British Virgin Islands;

“BVI Companies Act” means the BVI Business Companies Act 2004;

“Completion” means completion of this Agreement in accordance with its terms;

“Directors” means the directors of the Company from time to time and “Director” means any of them;

“Group” references mean, unless otherwise stated, a reference to that person, its subsidiary undertakings, its parent undertakings and any other subsidiary undertakings of its parent undertakings;

“Parties” means the parties to this Agreement and “Party” means any of them;

“Person” means any natural person, corporation, general partnership, simple partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, other business organization, trust, union, association or governmental or regulatory authority, whether incorporated or unincorporated;

“Registered Agent” means Jordans (Caribbean) Limited, the registered agent of the Company in the British Virgin Islands;

“Shareholders” means Alfa, Nadash, and HSL and “Shareholder” means any of them as the context requires;

“SPA(1)” means the sale and purchase agreement between Alfa and Nadash in respect of the transfer of the entire economic interest in 1,610 Shares by Alfa to Nadash dated the date hereof;

“SPA(2)” means the sale and purchase agreement between Alfa and HSL in respect of the sale of 1,500 Shares by Alfa to HSL dated the date hereof;

“Tax” means:
(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature; and

(b)	all related fines, penalties, charges and interest,
imposed by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to the Company or any other person;
“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority competent to impose a liability for or to collect Tax;
“Transaction” means a transaction that:
(a)	relates to or is entered into in connection with the subject matter of this Agreement; and

(b)	is contemplated in a Transaction Document,
and “Transactions” means all those transactions;
“Transaction Document” means
(a)	this Agreement;

(b)	the SPA(1);

(c)	the SPA(2); and

(d)	the transaction Documents (as defined in SPA (1) and SPA (2));

and “Transaction Documents” means all those agreements and documents.

1.2	In this Agreement, unless the context otherwise requires:
(a)	references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any manner from time to time;

(b)	references to recitals, clauses and schedules and sub-divisions of them are references to the recitals and clauses of, and schedules to, this Agreement and sub-divisions of them respectively;

(c)	the expressions “subsidiary undertaking” and “parent undertaking” have the meanings set out in the Companies Act 1985; and

(d)	headings are inserted for convenience only and shall be ignored in construing this Agreement.
1.3	The schedules and Recitals to this Agreement form part of it and will be construed and will have the same full force and effect as if expressly set out in the body of this Agreement.

1.4	If any obligation in this Agreement is expressed to be an obligation of the Company it will also be an obligation of the Shareholders to each other to procure that the Company performs such obligation.

2.	Condition Precedent

2.1	Entry into this Agreement by the Parties is conditional in all respects upon the Parties passing all necessary corporate resolutions to approve their entering into this Agreement.

2.2	Each of Alfa, Nadash and the Company irrevocably and unconditionally waives all pre-emption, veto or similar rights arising under the Articles of Association (as currently in effect), the Shareholders Agreement (as defined below) or otherwise in respect of any transfers of Shares pursuant to SPA(1) or SPA(2).

3.	Termination of the Former Shareholders Agreement

3.1	The shareholders agreement relating to the Company entered into by Alfa, Nadash, the Escrow Agent and the Company on 28 January 2008 (the “Shareholders Agreement”), as amended, is hereby terminated immediately effective the date of this Agreement.

3.2	Alfa ,Nadash and the Company each irrevocably:
(a)	undertakes not to make any claim against the other party in relation to the Shareholders Agreement, including but not limited to any breach thereof; and

(b)	waives, releases and/or forever discharges the other parties of and from all actions, causes of action, suits, debts, obligations, claims, breaches and demands whatsoever which it has or hereafter can, shall or may have under or arising out of or in relation to the terms of the Shareholders Agreement (whether for prior breach or otherwise).
4.	Corporate Governance

Board of Directors

4.1	The Board will comprise of five (5) Directors. Subject to the terms of this Agreement (including clause 4.15) the Directors are not entitled to receive any remuneration in respect of their appointment as Directors.

4.2	Alfa and Nadash are each entitled to appoint two (2) Directors. HSL is entitled to appoint one (1) Director. The Shareholders will (to the extent legally able to do so) procure that the following persons are appointed or shall continue (as applicable) as Directors:
(a)	Pavel Nazarian and Joseph Luis Moss are the appointees of Alfa (each an “Alfa Director”);

(b)	Maria Gekko and Aigoul Nourmakhanova are the appointees of Nadash (each a “Nadash Director”); and

(c)	Marina Groenberg is the initial appointee of HSL (the “HSL Director”).
4.3	Where a Director is to be removed from office with or without cause, the Shareholders agree that:
(a)	only Alfa may remove an Alfa Director;

(b)	only Nadash may remove a Nadash Director; and

(c)	only HSL may remove the HSL Director.
4.4	Subject to the terms of this Agreement, the Board will at all times:
(a)	decide all matters relating to the operation of the Company; and

(b)	manage the Company so as to procure so far as possible the achievement of the objectives of this Agreement.
Chairman

4.5	The Board will elect one of the Directors to act as chairman, who shall hold this position for a period of one year. The chairman of the Board will not have a casting vote at meetings of the Board or at meetings of the members of the Company.

Appointment and revocation of alternate Directors

4.6	A Director may at any time appoint any other person to act as his alternate Director at a meeting of the Directors at which the Director is not present, and may at any time revoke such appointment. Subject to the terms of this Agreement, an alternate Director so appointed is not entitled to receive any remuneration from the Company in respect of his appointment as an alternate Director. An alternate Director will cease to be an alternate Director if his appointor ceases for any reason to be a Director.

4.7	Every appointment and revocation of an alternate Director must be made by instrument in writing under the hand of the Director making or revoking such appointment and such instrument only takes effect on the service thereof at the registered office of the Company.

4.8	An alternate Director may attend and vote as a Director at any meeting of the Directors at which the Director appointing him is not personally present, and may generally perform all the functions, rights, powers and duties of the Director who appointed him.

4.9	Where there are only five (5) Directors on the Board, no Director may appoint any other Director as his alternate Director.

Quorum

4.10	No business may be transacted unless a quorum is present. The quorum for meetings of the Board will be four (4) Directors (or their alternate Directors), provided that at least one Director appointed by each Shareholder is present.

4.11	In the event that a quorum is not present at the start or throughout a duly convened Board meeting, that meeting will be adjourned by the chairman (or in the event that the chairman is not present, by the other Director) to the same place and time on the same day in the following week unless agreed otherwise by the Directors.

Proceedings of Directors

4.12	The Board will meet in London (unless otherwise agreed by the Directors):
(a)	at least three (3) times in every year and at intervals of not more than four (4) months; and

(b)	as often as required in order to manage the affairs of the Company and the Turkcell Investments (as defined in clause 4.16 below); and

(c)	the Directors or any alternate Directors may attend such meetings by telephone or video conferencing.
Notice of Board meetings

4.13	The Company will give each Director and any alternate Director:
(a)	unless waived by all of the Directors, at least five (5) Business Days’ advance notice of each meeting of the Board together with an agenda of the business to be transacted at such meeting (together with all papers to be circulated or presented at the same); and

(b)	as soon as practicable after each such meeting, a copy of the minutes of that meeting.
Voting

4.14	Questions arising at any meeting of the Board will be determined:
(a)	by a majority of votes and each Director will have one (1) vote; and

(b)	each Director shall act in a way consistent with the best interests of the Company and as a representative of his appointing Shareholder and no Director shall vote on any issue in a manner that constitutes acting in concert with another Director.
Directors’ expenses

4.15	The Company shall pay the reasonable expenses of the Directors and any alternate Directors using the Company’s available cash resources.

Corporate Governance in relation to investments held by the Company

4.16	The Shareholders acknowledge that the Company, as at the date of this Agreement, is entitled to appoint, or procure subject to the terms of applicable shareholder agreements the appointment, whether directly or indirectly, of two directors to the boards of the following companies:
(a)	Cukurova Telecom Holdings Limited (“CTHL”);

(b)	Turkcell Holding A.S. (“Turkcell Holding”); and

(c)	Turkcell Illitisim Hizmetleri A.S. (“Turkcell”),

(together, the “Turkcell Investments”).
4.17	Following Completion, and in any event no later than the first shareholder meeting after Completion of each of the Turkcell Investments, the Company must use its reasonable endeavours and, to the extent it is legally or contractually able to do so, appoint, or procure the appointment by the Company, or confirm (as the case may be) that in relation to each of the Turkcell Investments, one (1) board nominee is appointed by Alfa and one (1) board nominee is jointly appointed by Nadash and HSL (together the “Investment Directors”).

Articles of Association

4.18	Promptly following the date hereof the Parties shall ensure the amendment and restatement of the memorandum and articles of association of the Company is approved and the Registered Agent is authorised to file all relevant documents with the Registrar of Corporate Affairs in the British Virgin Islands.

4.19	Alfa shall not participate directly or indirectly in any decision or discussion whether as a shareholder, nominated director or otherwise, in relation to or that concerns Astelit LLC or its business.

5.	Financial Obligations

5.1	To the extent permitted by applicable law, the Shareholders shall not be responsible for the obligations of the Company, and the Company shall not be responsible for the obligation of Shareholders.

5.2	Unless otherwise agreed by the Shareholders (with respect to Shareholders only) and save as expressly required by law, no Shareholder is obliged to contribute to the working capital of the Company, whether by further subscription for shares or by loans or otherwise.

6.	Distribution of profit

6.1	The Shareholders have the right to participate from time to time (so long as they hold any Shares) in any distribution of profit, such as the right to receive dividends duly declared by the Company in accordance with the BVI Companies Act.

7.	Resolution of Deadlock

Deadlock at Board level

7.1	If the Directors are unable to resolve a deadlock at Board level in relation to the conduct of the Company’s business or a related matter, the issue that is subject to the deadlock will be referred to the Shareholders for their agreement by service of a deadlock notice by any Shareholder (“Deadlock Notice”).

Deadlock at Shareholder level

7.2	Any Deadlock Notice will be served in accordance with the provisions of clause 15.

7.3	The Shareholders undertake that within 10 Business Days of the receipt of a Deadlock Notice they will use their respective reasonable endeavours to negotiate in good faith to achieve final resolution of such dispute.

7.4	If after 10 Business Days the Shareholders are not able to finally resolve the dispute through good faith negotiations, the matter will be referred to the managing director of each Shareholder’s respective parent undertakings. The Shareholders will procure that within 30

Business Days of the matter being referred to such persons, the managing directors will use their reasonable endeavours to finally resolve the dispute.

8.	Restrictions on transfer of Shares

8.1	For two years from the date hereof (“Restricted Period”), no Shareholder may assign, transfer or otherwise dispose of in whole or in part the legal or beneficial interest in Shares to any person without other Shareholders’ prior written approval.

8.2	In the event that the Company acquires the legal and beneficial interest in 100% of the issued shares of Cukurova Telecom Holdings Limited, then Alfa shall have an obligation, and be freely permitted without restrictions (including without being subject to the rights of pre-emption described in this clause 8, the drag-along rights described in clause 9 and the tag-along rights described in clause 10), to sell as soon as reasonably practicable, but no later than 60 calendar days following such acquisition, at least 51% (fifty one percent) of its shares in the Company to any person which is not affiliated with Alfa and shall do so in any case where, as a result of such acquisition or otherwise, the interest that Alfa owns, directly or indirectly, in Turkcell is likely to or does exceed 5.0%.

8.3	If, following the expiration of the Restricted Period, any Shareholder (“Transferring Shareholder”) receives an offer from a bona fide third party potential purchaser (a “Third Party Purchaser”) regarding the transfer of some or all of its shares in the Company (the “ROFR Shares”) and clauses 9 and 10 do not apply in the circumstances of such offer, then, before the Transferring Shareholder enters into a binding transaction with a Third Party Purchaser in respect of the ROFR Shares, it shall first give notice (a “ROFR Notice”) to the other Shareholders and to the Company, together with details of the Third Party Purchaser, the purchase price (which shall be non-deferred, non-contingent cash consideration payable upon completion of the transfer) and other material terms which the Transferring Shareholder and the Third Party Purchaser have agreed.

8.4	Within 40 Business Days of receiving the ROFR Notice, each of the other Shareholders shall have the right to notify the Transferring Shareholder that it wishes to purchase some or all of the ROFR Shares at the same purchase price and on the same material terms as agreed between the Transferring Shareholder and the Third Party Purchaser (the “Acceptance Period”). Each non-transferring Shareholder shall have the right to acquire such proportion of the ROFR Shares as is relative to its shareholding in the Company as compared to the size of the shareholding(s) of each other Shareholder. Any and all notifications made under this clause shall be made in writing.

8.5	Where a Shareholder makes a notification as in clause 8.4 immediately above, it shall complete the sale and purchase of the ROFR Shares subject to such notification within 10 Business Days of the date of notification or, if completion is not possible on such date due to outstanding regulatory approvals within 10 Business Days after all necessary regulatory approvals have been received. Each acquiring Shareholder shall use all reasonable efforts on its part to ensure that any necessary approvals are obtained. Notwithstanding the foregoing, such notice and each other Shareholder’s rights to buy the ROFR Shares under this clause shall cease to have effect if (i) any necessary regulatory approval is not obtained within 180 Business Days of the date of the notice or (ii) any relevant authority conclusively refuses to grant any necessary regulatory approval.

8.6	If the acquiring Shareholder(s) do not exercise its right to buy the ROFR Shares or any notice given under clause 8.4 ceases to have effect pursuant to clause 8.5, the Transferring Shareholder may, subject in all cases to the provisions of clause 10, transfer all of the ROFR Shares to the Third Party Purchaser at a price not less than the purchase price specified in the ROFR Notice, provided that the transfer is completed within 180 Business Days following the later of (i) the date of the ROFR Notice or (ii) if any notice given by the other Shareholder(s) has ceased to have effect pursuant to clause 8.5, the date on which that notice ceased to have effect.
8.7	Any assignment, transfer or other disposition by the relevant Shareholder (as the case may be) pursuant to this clause will only be effective if at the same time the proposed purchaser or transferee:
(a)	executes a deed of adherence in respect of this Agreement substantially in the form set out in schedule 2 and delivers it to the other Shareholder(s); and

(b)	provides a written notice (with a copy to other Shareholder(s)) to the informing it of the assignment, transfer or other disposition.
8.8	A Shareholder may not assign, transfer or otherwise dispose of any interest in Shares whatsoever unless in doing so they comply with the terms of this Agreement and any assignment, transfer or disposition, or purported assignment, transfer or disposition, of any interest in Shares which is not in compliance with this Agreement is void.

8.9	The provisions of clauses 8.3-8.6 shall not apply to any transfer of Shares between the Shareholders and/or their Affiliates, provided that such Affiliate becomes a party to this agreement and complies with provisions of clause 8.7 above.

9.	Drag-Along rights

9.1	The rights contained in clauses 8.3 to 8.6 (“ROFR rights”) shall not apply to this clause 9. Each of the Shareholders irrevocably and unconditionally agrees to waive all pre-emption, veto or similar rights arising under the Articles of Association, this Agreement or otherwise in respect of any transfers of Shares permitted by this clause 9 and/or clause 10.

9.2	Following the expiration of the Restricted Period, if a Shareholder (or Shareholders) owning (individually or in aggregate more than fifty percent (50%) of the issued shares of the Company (on a fully diluted basis) receives a bona fide offer from a Third Party Purchaser for more than fifty percent (50%) of the issued shares of the Company (on a fully diluted basis) that the Shareholder(s) (for purposes of this clause 9, the “Transferring Shareholder”) wishes to accept, the Transferring Shareholder may, by serving a written notice on the Company, which in turn shall serve a written notice (a “Compulsory Sale Notice”) on each of the other Shareholder(s), require that each of the other Shareholder(s) transfer to the Third Party Purchaser (the “Compulsory Sale Obligations”) such percentage of the Shares owned by such other Shareholder(s) (the “Compulsory Sale Shares”) as is equivalent to the percentage of the Transferring Shareholder’s (or Transferring Shareholders’) shares subject to the offer from the Third Party Purchaser, unless the transfer of any Compulsory Sale Shares would result in any of the other Shareholders holding in aggregate less than five percent (5%) of the shares in the Company, in which case such other Shareholder(s) shall be obliged to transfer all of the Shares they hold to the Third Party Purchaser.

9.3	The Compulsory Sale Notice shall include:
(a)	the number of Shares that the Transferring Shareholder(s) proposes to sell to the Third Party Purchaser, together with a statement as to whether the Transferring Shareholder(s) is selling all or some of its Shares, the percentage of Shares of the Transferring Shareholder(s) and the percentage of Shares of each of the other Shareholder(s) to which the offer correspondingly applies;

(b)	the specified price per Share (which shall be non-deferred, non-contingent cash consideration payable upon completion of the transfer) and full details of the other terms and conditions of the proposed sale, including that the other Shareholder(s)

shall only be required to give typical title warranties in respect of the sale of their Shares;

(c)	the identity of the Third Party Purchaser;

(d)	the date on which the consideration for the Compulsory Sale Shares to be sold would be payable (the “Compulsory Sale Completion Date”), being a date which is not less than ten (10) Business Days but no more than sixty (60) Business Days after the date of the Compulsory Sale Notice (and, unless the Shareholders agree otherwise, the date on which completion of the sale of the Shares sold by the Transferring Shareholder(s) occurs);

(e)	a statement that each of the other Shareholder(s) is obliged to fulfil its Compulsory Sale Obligations; and

(f)	a written irrevocable offer by the Third Party Purchaser to buy the Compulsory Sale Shares on the same terms and conditions as those that apply to the Shares of the Transferring Shareholder(s) (the “Offer”); provided that no transfer of the Transferring Shareholder’s (or Transferring Shareholders’) shares may be made or registered unless the Third Party Purchaser has completed the purchase of the Compulsory Sale Shares on the terms of the Offer.
9.4	Each of the other Shareholder(s) hereby undertakes to the Transferring Shareholder(s) that, upon receipt of a Compulsory Sale Notice, it will irrevocably accept the Offer in accordance with the terms specified in the Compulsory Sale Notice and carry out all necessary corporate actions to effect due execution of the relevant documentation and transfer of the Compulsory Sale Shares.

9.5	The Shares shall be sold and purchased in accordance with the following provisions:
(a)	on or before the Compulsory Sale Completion Date, but in all cases following the notification to all Shareholders that the Company has received from the Third Party Purchaser(s) the requisite amount of cleared funds equal to the Compulsory Sale Price (as defined below), each of the other Shareholder(s) shall deliver duly executed transfers in respect of the Compulsory Sale Shares, together with the relevant share certificate(s) to the Company. Against transfer thereof, on the Compulsory Sale Completion Date, the Company shall pay each of the other Shareholder(s), on behalf of the Third Party Purchaser(s), the amount equal to the product of (x) the number of Compulsory Sale Shares and (y) the price per Share as described in clause 9.3(b) (such product, the “Compulsory Sale Price”),; and

(b)	if any of the other Shareholder(s) fails to comply with its obligations under clause 9.5(a) in respect of the Compulsory Sale Shares registered in its name (the “Defaulting Shareholder”), the Company shall authorise any director of the Company to execute, complete and deliver as agent for and on behalf of such any of the other Shareholders a transfer of the relevant Compulsory Sale Shares in favour of the Third Party Purchaser(s). The board of the Company shall authorise registration of the transfer(s), after which the validity of such transfer(s) shall not be questioned by any person. The Defaulting Shareholder shall surrender to the Company its share certificate(s) in respect of the relevant Compulsory Sale Shares. On, but not before, such surrender, each of the other Shareholders shall be entitled to the Compulsory Sale Price in respect of the Compulsory Sale Shares transferred on its behalf, without interest.
9.6	Unless each of the other Shareholder(s) and the Transferring Shareholder(s) otherwise agree in writing, any Compulsory Sale Shares held on the date of a Compulsory Sale Notice (and any shares acquired by any of the other Shareholders from time to time thereafter) shall from the moment the Third Party Purchaser(s) have provided the Company with the requisite amount of cleared funds equal to the Compulsory Sale Price (and the Company has notified the other Shareholder(s) of the same):
(a)	automatically cease to confer the right to receive notice of or to attend or vote (either in person or by proxy and whether on a poll or on a show of hands) at any general meeting of the Company or at any meeting of the holders of any class of shares in the capital of the Company or at any Board meeting with effect from the date of the Compulsory Sale Notice (or the date of acquisition of such shares, if later); and

(b)	not be counted in determining the total number of votes which may be cast at any such meeting or required for the purposes of a written resolution of any members or any class of members or the board, or for the purposes of any other consent required under this Agreement.
9.7	The rights referred to in clause 9.6 shall be restored immediately and with retroactive effect up to the moment when the Third Party Purchaser(s) have provided the Company with the requisite amount of cleared funds equal to the Compulsory Sale Price, should the transfer of the Compulsory Sale Shares not take place in accordance with this clause 9.

10.	Tag-Along Rights

10.1	If a Shareholder receives a bona fide offer from a Third Party Purchaser for any of the issued shares of the Company that the Shareholder (for purposes of this clause 10, the “Transferring Shareholder”) wishes to accept, and the Transferring Shareholder is not entitled to serve or has not served a Compulsory Sale Notice to the Company in accordance with clause 9.1 above within ten (10) Business Days after the date on which it received such an offer, the Transferring Shareholder shall procure that the Third Party Purchaser shall make an offer (the “Tag Offer”) to each of the other Shareholders, through the Company, to buy such percentage of the Shares owned by each other Shareholder(s) as is equal to the percentage of the Transferring Shareholder’s shares subject to the offer from a Third Party Purchaser. No transfer of the Transferring Shareholder’s shares may be made or registered unless the Third Party Purchaser has completed the purchase of such proportion of Shares on the terms of the Tag Offer.

10.2	The Tag Offer shall include:
(a)	the number of shares that the Transferring Shareholder proposes to sell to the Third Party Purchaser (“Sale Shares”) together with a statement as to whether the Transferring Shareholder is selling all or some of its Shares, and the percentage of Shares of the other Shareholders to which the offer correspondingly applies, being the “Tag Shares” (so that, for example, if the Transferring Shareholder proposes to sell to the Third Party Purchaser 50% of its shares, then the other Shareholders shall have Tag Along Rights in respect also of 50% of their Shares respectively);

(b)	the specified price per Share (which shall be non-deferred, non-contingent cash consideration payable upon completion of the transfer) and other terms and conditions of the proposed sale, including that the other Shareholders shall only be required to give typical title warranties in respect of the sale of their Shares;

(c)	the identity of the Third Party Purchaser;

(d)	the date on which the consideration for the Tag Shares to be sold would be payable (which shall not be more than sixty (60) Business Days after the Tag Offer);

(e)	a statement that each of the Shareholders (other than the Transferring Shareholder) is being offered Tag Along Rights; and

(f)	a written irrevocable offer by the Third Party Purchaser to buy the Tag Shares (the “Tag Along Rights”).
10.3	The terms of the Tag Offer shall be that:
(a)	it shall be open for acceptance for not less than ten (10) Business Days (or such lesser number of Business Days as is agreed in writing by the Shareholders), and shall be deemed to have been rejected if not accepted by the other Shareholders in accordance with the terms of the Tag Offer and within the period during which it is open for acceptance; and

(b)	its terms shall be the same as those offered by the Third Party Purchaser to the Transferring Shareholder including as to consideration.
10.4	The Company shall notify each of the other Shareholders of the terms of any Tag Offer extended to them promptly upon receiving notice of the same from the Third Party Purchaser, following which each of the other Shareholders may serve a notice on the Third Party Purchaser, with a copy to the Company (the “Tag Notice”) at any time before the Tag Offer ceases to be open for acceptance (the “Tag Closing Date”) stating either that:
(a)	it elects to accept the Tag Offer and sell the Tag Shares to the Third Party Purchaser; or

(b)	it elects not to sell the Tag Shares to the Third Party Purchaser.
10.5	The Tag Notice shall appoint the Company as agent of each of the other Shareholders for the purposes of the sale of the Tag Shares (together with all rights attached and free from Encumbrances) on the terms of the Tag Offer.

10.6	Within three (3) Business Days after the Tag Closing Date the Company shall:
(a)	notify the Third Party Purchaser in writing of the name and address of each of the other Shareholders who has accepted the Tag Offer; and

(b)	notify the Third Party Purchaser and each of the other Shareholders who has accepted the Tag Offer of the time and place on which the sale and purchase of the Tag Shares is to be completed.
10.7	If any of the other Shareholders that has accepted the Tag Offer fails to transfer the Tag Shares registered in its name in accordance with this clause 10, the Company shall authorise any director of the Company to execute, complete and deliver as agent for and on behalf of such Shareholder(s) a transfer of those Tag Shares in favour of the Third Party Purchaser, against receipt by the Company of the consideration due in respect of the relevant Tag Shares from the Third Party Purchaser. The Company’s receipt of such consideration shall be a good discharge to the Third Party Purchaser, who shall not be bound to see its application. The Company shall hold such consideration on trust for the respective Shareholder(s) without any obligation to pay interest. The board of the Company shall authorise registration of the transfer(s), after which the validity of such transfer(s) shall not be questioned by any person. Each of the other Shareholders on behalf of whom the Company has transferred Tag Shares in accordance with this clause 10.7 shall surrender to the Company its share certificate(s) in respect of the Tag Shares transferred on its behalf. On (but not before) such surrender, each of the other Shareholders shall be entitled to the consideration in respect of the Tag Shares transferred on its behalf, without interest.

10.8	If any of the Shareholders (other than the Transferring Shareholder) gives a notice pursuant to clause 10.4(b) or fails to give any notice pursuant to clause 10.4 before the Tag Closing Date, the Transferring Shareholder (and any Shareholder accepting the Tag Offer) shall be permitted to sell its Shares to the Third Party Purchaser, provided that:
(a)	such sale takes place on the same terms and conditions as those stated in the Tag Notice; and

(b)	all and not some only of the Sale Shares and the Tag Shares (excluding the Tag Shares owned by the Shareholder(s) failing to accept the Tag Offer) shall be transferred to the Third Party Transferor.
11.	No Encumbrances

11.1	During the Restricted Period no Shareholder may mortgage, charge, pledge or otherwise encumber in any manner whatsoever and whether in whole or in part its legal or beneficial interest in its shareholding in the Company, without consent or waiver of other Shareholders.

12.	No partnership

This Agreement does not create any partnership between the parties or any of them.

13.	Term

This Agreement will continue in full force and effect until the mutual written agreement of the Parties.

14.	Entire agreement and variation

14.1	The Transaction Documents (together with any documents referred to in them) contain the entire agreement and understanding of the respective parties and supersede all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of the this Agreement.

14.2	Each Party agrees and acknowledges that it has not relied on, or been induced to enter into this Agreement by, a warranty, statement, representation or undertaking which is not expressly included in a Transaction Document.

14.3	No Party has any claim or remedy in respect of a warranty, statement, misrepresentation (whether negligent or innocent) or undertaking made to it by or on behalf of any of the other Parties in connection with, or relating to, the Transaction unless it is expressly included in a Transaction Document.

14.4	Nothing in this Agreement or in any other Transaction Documents limits or excludes liability arising as a result of fraud, wilful concealment or wilful misconduct.

14.5	No variation, supplement, deletion or replacement of or from this Agreement or any of its terms is effective unless made in writing and signed by or on behalf of each Party.

15.	Notices

15.1	Method of giving a notice or other communication

A notice, permission or other communication under or in connection with this Agreement must be:
(a)	in writing;

(b)	in English;

(c)	signed by or on behalf of the person giving it; and

(d)	delivered by hand or sent by recorded delivery post, express international courier or by fax to the relevant Party to the contact, address and fax number set out in clause 15.2 (or if otherwise notified by the relevant person under clause 15.6 to such other contact, address or fax number as has been so notified).
15.2	Addresses

The contact, address and fax number for each Party is (unless otherwise notified under clause 15.6):
(a)	in the case of Alfa, as follows:

Address:	Boulevard du Prince Henri
L-1724 Luxembourg
Fax:	+352 26 47 06 28
Attention:	Pavel Nazarian
(b)	in the case of Nadash, as follows:

Address:	Tropic Isle Building,
PO Box 3443, Road Town,
Tortola,
British Virgin Islands
Fax:	+7 495 580 92 92
Attention:	Director
(c)	in the case of HSL, as follows:

Address:	Alastair Tulloch
Tulloch & Co. Solicitors
4 Hill Street
London
W1J 5NE
Fax:	+44 20 73 18 11 50
With copy to:
Address:	Ovchinnikovskaya nab. 20, build.1
Moscow 115035 Russia
Fax:	+7 495 981 47 08
Attention:	Marina Groenberg

(d)	in the case of the Company, as follows:

Address:	Geneva Place
PO Box 3469, Road Town
Tortola,
British Virgin Islands
VG 1110
Fax:	+ 352 26 47 06 28
Attention:	Director
15.3	Time that notice or communication is deemed given

Unless there is evidence that it was received earlier, a notice or other communication that complies with clause 15.1 is deemed given:
(a)	if delivered by hand, at the time of delivery, except as provided in clause 15.4;

(b)	sent by recorded delivery post or, in the case of notice to the Company, if sent by an express international courier, at 9.00 am on the third Business Day after the day of posting; and

(c)	if sent by fax, at the time of its transmission, except as provided in clause 15.4.
15.4	Effect of delivery by hand or fax other than between 9.00am and 6.00pm on a Business Day
(a)	If deemed delivery under this clause 15 of a notice or other communication delivered by hand or sent by fax occurs before 9.00 am on a Business Day, the notice or other communication is deemed delivered at 9.00 am on that day.

(b)	If deemed delivery under this clause 15 of a notice or other communication delivered by hand or sent by fax occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, the notice or communication is deemed to have been given at 9.00 am on the next Business Day.
15.5	Relevant time of day

In this clause, a reference to time is to local time in the country in which the recipient of the notice or communication is located.

15.6	Notification of change in notice details

A Party may notify any other Party of a change to any of the details for it referred to in clause 15.2. The notice must comply with the terms of clause 15.1 and must state the date on which the change is to occur. That date must be on or after the fifth Business Day after the date on which the notice is delivered.

16.	Confidentiality

16.1	Parties’ confidentiality obligations

Following Completion, no Party must disclose any information relating to the negotiation, existence or provisions of this Agreement unless:
(a)	it has first obtained the permission of both of the other Parties; or

(b)	permitted to do so under clause 16.2 or 17.2.
16.2	Permitted disclosures

Clause 16.1 does not apply to a disclosure of information where:
(a)	Alfa discloses information to any court of competent jurisdiction;

(b)	the disclosure is required by applicable law or regulation, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body;

(c)	the disclosure is required by a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group are listed or traded;

(d)	the disclosure is made to the directors, officers or senior employees of a member of the disclosing person’s Group for the purpose of ensuring compliance with the terms of a Transaction Document;

(e)	the disclosure is required for the purpose of legal proceedings arising out of a Transaction Document or the disclosure is required to be made to a Tax Authority in connection with the Tax affairs of a member of the disclosing person’s Group; or

(f)	the disclosure is made to a professional adviser of the disclosing person, in which case the disclosing person is responsible for ensuring that the professional adviser complies with the terms of clause 16 as if it were a party to this Agreement.
16.3	Consultation required before a permitted disclosure

A Party may only make a disclosure in the circumstances contemplated by clause 16.2 (a) or (b) or (c) if, before making the disclosure, it has consulted with the other Parties and taken into account the other Parties’ requirements as to the timing, content and manner of making the disclosure to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.

17.	Announcements

17.1	Permission of other Parties generally required

Following Completion, a Party must not:
(a)	make or send; or

(b)	permit another person to make or send on its behalf,
a public announcement or circular regarding the existence or the subject matter of a Transaction Document, unless it has first obtained the other permission of both of the other Parties (that permission not to be unreasonably withheld or delayed).

17.2	Circumstances in which permission of other Party is not required

Clause 17.1 does not apply to an announcement or circular which is required by:
(a)	applicable law or regulation, a court of competent jurisdiction or a competent judicial, governmental, supervisory or regulatory body; or

(b)	a rule of a stock exchange or listing authority on which the shares or other securities in a member of the disclosing person’s Group are listed or traded.
17.3	Consultation where permission of other Party is not required

A Party that is required to make or send an announcement or circular in the circumstances contemplated by clause 17.2 must, before making or sending the announcement or circular, consult with the other Party and take into account the other Parties’ requirements as to the timing, content and manner of making the announcement or circular to the extent it is permitted to do so by applicable law or regulation and to the extent it is reasonably practicable to do so.

18.	Invalidity

If a provision of this Agreement is found to be illegal, invalid or unenforceable, then to the extent it is illegal, invalid or unenforceable, that provision will be given no effect and will be treated as though it were not included in this Agreement, but the validity or enforceability of the remaining provisions of this Agreement will not be affected.

19.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered will be an original, but all of which when taken together will constitute a single instrument.

20.	Third party rights

No person other than a Party may enforce this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999.

21.	Governing law and Arbitration

21.1	Governing law

This Agreement is governed by and must be interpreted in accordance with English law.

21.2	Arbitration
(a)	Any dispute or difference (a “Dispute”) arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the LCIA Rules, which Rules are deemed to be incorporated by reference into this clause save for any waiver of any rights the parties would otherwise have to any form of appeal or recourse to a court of law or other judicial authority, which rights are expressly preserved. The number of arbitrators must be three. The seat of the arbitration must be London. The language of the arbitration must be English.

(b)	The Claimant must nominate one arbitrator and the Respondent must nominate one arbitrator in accordance with and within the time limits specified in the LCIA Rules. The chairman must be nominated by the two appointed arbitrators within 15 days of the appointment of the second arbitrator by the LCIA Court, failing which the chairman must be appointed by the LCIA Court.

(c)	Where there is more than one Claimant and/or more than one Respondent, unless otherwise agreed in writing the parties to the Dispute hereby agree that they represent two separate sides for the purposes of the formation of the arbitral tribunal as Claimant and Respondent respectively.

(d)	Where a Dispute arises out of or in connection with this Agreement and any other dispute arises out of or in connection with any of the Transaction Documents, which disputes in the reasonable opinion of the first arbitral tribunal to be appointed in respect of any of the disputes (the “First Panel”), are so closely connected that it is fair and expedient for them to be resolved in the same proceedings, the First Panel may, upon application by any Party, order that the proceedings to resolve one dispute will be consolidated with those to resolve any other dispute (whether or not proceedings to resolve such other dispute have yet been instituted). If the First Panel so orders, the parties to each dispute which is a subject of their order will be treated as having consented to that dispute being finally decided:
(i)	by the First Panel, unless the LCIA Court decides that this panel would not be suitable; and

(ii)	in accordance with the procedure specified in the Transaction Document pursuant to which the First Panel was appointed, unless otherwise agreed by all parties to the consolidated proceedings or ordered by the First Panel, and each Party hereby waives any right to object to the constitution of the First Panel upon such consolidation on the grounds that it was not entitled to nominate an arbitrator.

(e)	Nothing in this Agreement shall prevent a Party from applying to any court of competent jurisdiction for interim relief and/or conservatory measures (an “Interim Relief Application”) and any such Interim Relief Application shall not be deemed to be incompatible with, or a waiver of, the arbitration agreement. For the purposes of any Interim Relief Application, each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England and the British Virgin Islands, without prejudice to the ability to make an Interim Relief Application before any court of competent jurisdiction.
21.3	Service of process

A document which starts, or is otherwise required to be served in connection with, any Dispute (a “Process Document”) may be served in the same way as notices in accordance with clause 15. This clause 21.3 does not prevent a Process Document being served in any other manner permitted by law.

21.4	Appointment of Nadash’s agent for service
(a)	Nadash must at all times maintain an agent for service of process in England and Wales.

(b)	Nadash appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on Nadash if delivered to the agent at its address for the time being.

(d)	Nadash must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, Nadash must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	Nadash must notify the Company and other Shareholders within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 21.4 does not prevent a Process Document being served in any other manner permitted by law.
21.5	Appointment of Alfa’s agent for service
(a)	Alfa must at all times maintain an agent for service of process in England and Wales.

(b)	Alfa appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on Alfa if delivered to the agent at its address for the time being.

(d)	Alfa must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, Alfa must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	Alfa must notify the Company and other Shareholders within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 21.5 does not prevent a Process Document being served in any other manner permitted by law.
21.6	Appointment of HSL’s agent for service
(a)	HSL must at all times maintain an agent for service of process in England and Wales.

(b)	HSL appoints Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of any Process Document in England.

(c)	Any Process Document will be sufficiently served on HSL if delivered to the agent at its address for the time being.

(d)	HSL must not revoke the authority of the agent. If the agent ceases to be able to act as such or to have an address within the jurisdiction of the English courts, HSL must promptly appoint another agent (with an address for service within the jurisdiction of the English courts).

(e)	HSL must notify the Company and other Shareholders within 14 days of any change in the identity or address of its agent for service of process.

(f)	This clause 21.6 does not prevent a Process Document being served in any other manner permitted by law.

Schedule 1
Shareholders respective interests in shares in the Company

Shareholder	Nature of Interest	Number of shares	Percentage interest
Alfa	Legal and Beneficial	1,890 Shares	37.8%
Nadash	Legal and Beneficial	1.610 Shares	32.2%
HSL	Legal and Beneficial	1,500 Shares	30.0%
TOTAL		5,000 Shares	100%

Schedule 2
Deed of Adherence
To include the following language:
“We agree to adhere to the terms of the shareholders agreement dated 17 March 2009 between Alfa Finance Holdings S.A., Nadash International Holdings Inc., Henri Services Limited and Alfa Telecom Turkey Limited (the “SHA”) as if we were a Shareholder and a Party. In particular we acknowledge that the terms of the SHA will be binding upon us including clause 8 of the SHA wherein defined terms in this deed have the same meanings as in the SHA.

Executed as a Deed”
Executed by the parties:

Executed as a deed by	)
Alfa Finance Holdings S.A.	)
acting by	)

Executed as a deed by	)
Nadash International Holdings Inc.	)
acting by	)
and by	)

Executed as a deed by	)
Henri Services Limited	)
acting by	)

Executed as a deed by	)
Alfa Telecom Turkey Limited	)
acting by	)

In witness whereof this Shareholders Agreement has been entered into the day and year first above written.

Signed by	)
for and on behalf of	)
Alfa Finance Holdings S.A.	)	/s/ Pavel Nazarian
in the presence of	)	/s/ Nadia Vaisse

Signed by	)
for and on and behalf of	)
Nadash International Holdings Inc.	)	/s/ Maria Gekko
in the presence of	)	/s/ Ulukbek Maxatbekuulu

Signed by	)
for and on behalf of	)
Henri Services Limited	)	/s/ Marina Groenberg
in the presence of	)	/s/ Yuri Musatov

Signed by	)
for and on behalf of	)
Alfa Telecom Turkey Limited	)	/s/ Pavel Nazarian
in the presence of	)	/s/ Nadia Vaisse